UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

03890D108

(CUSIP Number)

Fredric N. Eshelman

Eshelman Ventures, LLC

319 North Third Street, Suite 301

Wilmington, North Carolina 28401

910-558-6885

with a copy to:

S. Halle Vakani, Esq.

Lorna A. Knick, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

919-781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 6 Pages

1.	Name of Reporting Person Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) x (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned By	8.	Shared Voting Power 10,071,985 (1)
Each Reporting	9.	Sole Dispositive Power 0
Person with	10.	Shared Dispositive Power 10,071,985 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,071,985 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.9% (1)(2)
14.	Type of Reporting Person OO

(1) This amount includes 860,216 shares of common stock of Aravive, Inc., a Delaware corporation (the “Issuer”) that Eshelman Ventures, LLC (“Eshelman Ventures”) has the right to acquire upon the exercise of a warrant (the “Warrant”).

(2) Calculated based on 29,685,244 shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), which includes (i) 28,825,028 shares of Common Stock outstanding as of April 1, 2022, as provided by the Issuer; and (ii) 860,216 shares of Common Stock underlying the Warrant issued to Eshelman Ventures that Eshelman Ventures has the right to acquire upon exercise of the Warrant pursuant to the Purchase Agreement described further below.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 6 Pages

1.	Name of Reporting Person Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) x (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares	7.	Sole Voting Power 39,897
Beneficially Owned By	8.	Shared Voting Power 10,071,985 (3)
Each Reporting	9.	Sole Dispositive Power 39,897
Person with	10.	Shared Dispositive Power 10,071,985 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,111,882(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.0%(3)(4)
14.	Type of Reporting Person IN

(3) This amount includes 860,216 shares of Common Stock that Eshelman Ventures has the right to acquire upon the exercise of the Warrant.

(4) Calculated based on 29,725,141 shares of the Issuer’s Common Stock, which includes (i) 28,825,028 shares of Common Stock outstanding as of April 1, 2022, as provided by the Issuer; (ii) 860,216 shares of Common Stock underlying the Warrant issued to Eshelman Ventures that Eshelman Ventures has the right to acquire upon exercise of the Warrant pursuant to the Purchase Agreement described further below and (iii) 39,897shares of Common Stock underlying options granted to Dr. Eshelman that are exercisable in accordance to the respective vesting schedules and within sixty (60) days of the date of this report.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 3 to the Schedule 13D amends the statement on Schedule 13D filed with the SEC on April 16, 2020, and as further amended and filed with the SEC on February 19, 2021 and January 6, 2022, by the Reporting Persons and relates to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 3 to the Schedule 13D shall have the meanings set forth in the Schedule 13D (as defined below). Except as expressly amended below, the Schedule 13D, filed with the SEC on April 16, 2020, and as further amended and filed with the SEC on February 19, 2021 and January 6, 2022 (the “Schedule 13D”), remains in effect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons are filing this Amendment No. 3 to the Schedule 13D in part as a result of the purchase by Eshelman Ventures of 860,216 shares of Common Stock (the “2022 Shares”) and a Warrant to purchase up to 860,216 shares of Common Stock (collectively, the 2022 Shares and the Warrant, the “March 2022 Purchased Shares”) for an aggregate purchase price of approximately $2,000,000. The purchase of the March 2022 Purchased Shares was made pursuant to the Purchase Agreement entered into on March 29, 2022, between the Issuer and Eshelman Ventures (the “Purchase Agreement”). Eshelman Ventures purchased the March 2022 Purchased Shares using its investment capital or funds under management.

Additionally, as described further below, on April 1, 2022, Eshleman Ventures fully exercised a pre-funded warrant to purchase 4,545,455 shares of Common Stock at an exercise price of $0.0001 per share for an aggregate exercise price of $454.55 (the “Pre-Funded Warrant”). Eshelman Ventures funded the exercise price of the Pre-Funded Warrant using its investment capital or funds under management.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 29, 2022, the Issuer and Eshelman Ventures entered into a Purchase Agreement, pursuant to which the Issuer offered to Eshelman Ventures, in a registered direct public offering, (i) 860,216 shares of Common Stock; and (ii) a Warrant to purchase up to 860,216 shares of Common Stock with a combined purchase price per share of the Common Stock of $2.325.

On April 1, 2022, the Board of Directors (the “Board”) of the Issuer held a special meeting of stockholders (the “Special Meeting”) at which the Board recommended that the stockholders approve, for the purposes of complying with Listing Rule 5635(b) of The Nasdaq Stock Market LLC (“Nasdaq”), the issuance of up to 4,545,455 shares of Common Stock, in the aggregate (subject to adjustment under certain circumstance), upon exercise of the Pre-Funded Warrant issued by the Issuer on January 5, 2022 to Eshelman Ventures pursuant to the terms of that certain Investment Agreement (the “Investment Agreement”) entered into on January 3, 2022 by and among the Issuer, Eshelman Ventures and, solely for purposes of Article IV and Article V of the Investment Agreement, Fredric N. Eshelman, Pharm.D. (the “Issuance Proposal”).

At the Special Meeting, the stockholders voted to, among other things, approve the Issuance Proposal, therefore the Issuance Proposal received the Requisite Stockholder Approval (as previously defined and described in the Schedule 13D).

Immediately following Requisite Stockholder Approval of the Issuance Proposal, the Issuer reserved for issuance the remaining 4,079,423 shares of Common Stock in the aggregate (subject to adjustment under certain circumstance), upon exercise of the Pre-Funded Warrant, that are no longer subject to the Beneficial Ownership Limitation (as previously defined and described in the Schedule 13D). The Reporting Person fully exercised the Pre-Funded Warrant on April 1, 2022, following Requisite Stockholder Approval. .

Aside from the forgoing, the Reporting Persons nor, to their knowledge, any person, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 3 to the Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Amendment No. 3 to the Schedule 13D are calculated as described in footnotes 1, 2, 3 and 4 to the cover pages to this Amendment No. 3 to the Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 3 to the Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 29, 2022, the Issuer and Eshelman Ventures entered into a Purchase Agreement relating to the March 2022 Purchased Shares. Pursuant to the Purchase Agreement, Eshelman Ventures purchased the March 2022 Purchased Shares, at a price of $2.325 per underlying share of Common Stock, which price was determined pursuant to Nasdaq aggregation rules due to Eshelman Ventures having participated in a private offering of the Company in January 2022, for an aggregate purchase price of approximately $2,000,000.

The Warrant will be exercisable upon the approval by the Company’s stockholders of previously issued securities and will expire on the five-year anniversary of the date of initial exercise. The exercise price and number of shares underlying the Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Stock and the exercise price.

The issuance and sale of the Warrant, and the underlying shares of Common Stock, was made in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

The issuance and sale of the March 2022 Purchased Shares was made pursuant to the Issuer’s effective registration statement on Form S-3, as amended (File No. 333-248612), as previously filed with the SEC, and a related prospectus supplement, filed with the SEC on March 31, 2022.

The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and customary conditions to closing, indemnification obligations of the Issuer, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement and as of a specific date, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the parties.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 31, 2022 and which agreement is incorporated by reference herein.

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 7 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (appears at page 8 of this statement).
Exhibit 4.1	Form of Pre-Funded Common Stock Purchase Warrant of Aravive, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

Exhibit 4.2	Form of Common Stock Purchase Warrant of Aravive, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 31, 2022).

Exhibit 10.2

Investment Agreement, dated as of January 3, 2022, by and among Aravive, Inc., Eshelman Ventures, LLC, and solely for purposes of Article IV and V of the Investment Agreement, Fredric N. Eshelman, Pharm.D. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

Exhibit 10.3

Form of Securities Purchase Agreement, dated March 29, 2022 between Aravive, Inc. and Eshelman Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 31, 2022).

CUSIP No. 03890D108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2022

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 3 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: April 5, 2022

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman